Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

SUPPLEMENTAL ANNOUNCEMENT

References are made to the circular (the “Circular”), the notice of 2022 AGM and the notice of the first H Shareholders Class Meeting for 2023 of Sinopec Shanghai Petrochemical Company Limited (the “Company”) dated 29 May 2023. Unless the context requires otherwise, terms defined in the Circular shall have the same meaning when used in this announcement.

The Company wishes to clarify that: Holders of A shares of the Company whose names appear on the domestic shares register of the Company maintained by Shanghai Branch of China Securities Depository and Clearing Corporation Limited at the close of business on Wednesday, 21 June 2023 and holders of H shares of the Company whose names appear on the Register of Members of the Company maintained by the Company’s H shares share registrar, Hong Kong Registrars Limited, at the close of business on Friday, 23 June 2023 are eligible to attend the AGM. Unregistered holders of H shares who wish to attend the AGM and the H Shareholders Class Meeting shall lodge the transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Wednesday, 21 June 2023.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 31 May 2023

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.